SOUTHERN BANK 401(K) RETIREMENT PLAN (11-K)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2025

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number: 000-23406

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southern Bank 401(k) Retirement Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southern Missouri Bancorp, Inc.

2991 Oak Grove Road

Poplar Bluff, MO 63901

Required Information

The Southern Bank 401(k) Retirement Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of Forvis Mazars, LLP.

Southern Bank 401(k) Retirement Plan

EIN 43-0462350 PN001

Report of Independent Registered Public Accounting Firm,

Supplemental Schedule and Financial Statements

June 30, 2025 and 2024

Southern Bank 401(k) Retirement Plan

June 30, 2025 and 2024

Contents

Report of Independent Registered Public Accounting Firm1

Financial Statements

Statements of Net Assets Available for Benefits3

Statement of Changes in Net Assets Available for Benefits 4

Notes to Financial Statements5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)13

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants

and Audit Committee

Southern Bank 401(k) Retirement Plan

Poplar Bluff, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Southern Bank 401(k) Retirement Plan (the Plan) as of June 30, 2025 and 2024, the related statements of changes in net assets available for benefits for the year ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2025 and 2024, and the changes in net assets available for benefits for the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Administrator, Plan Participants

and Audit Committee

Southern Bank 401(k) Retirement Plan

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of June 30, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) as of June 30, 2025 fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2012.

/sig/ Forvis Mazars, LLP

St. Louis, Missouri

December 10, 2025

Southern Bank 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

June 30, 2025 and 2024

	2025	2024

Investments, At Fair Value	$69,533,358	$56,940,813

Receivables
Notes receivable from participants	876,590	637,773
Employer's contributions	1,748,566	1,269,919
	2,625,156	1,907,692

Net Assets Available for Benefits	$72,158,514	$58,848,505

See Notes to Financial Statements	3

Southern Bank 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2025

Investment Income
Net appreciation in fair value of investments	$7,742,646
Interest and dividends	2,669,422

Net investment income	10,412,068

Interest Income on Notes Receivable from Participants	50,855

Contributions
Participants	2,059,710
Employer	2,932,509
Rollovers	376,156

Total contributions	5,368,375

Total additions	15,831,298

Deductions
Benefits paid to participants	2,511,613
Administrative fees	9,676

Total deductions	2,521,289

Net Increase	13,310,009

Net Assets Available for Benefits, Beginning of Year	58,848,505

Net Assets Available for Benefits, End of Year	$72,158,514

See Notes to Financial Statements	4

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements

June 30, 2025 and 2024

Note 1:Description of the Plan

The following description of Southern Bank 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Southern Bank (the Bank), a wholly-owned subsidiary of Southern Missouri Bancorp, Inc. (the Company), for the benefit of its employees who have at least one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Bank previously also maintained a qualified Employee Stock Ownership Plan (ESOP). The Bank merged the ESOP into the Plan effective October 1, 2010. Participant accounts under the ESOP are maintained as a separate source (ESOP Source) under the Plan with ESOP provisions concerning matters such as vesting, withdrawals, loans, dividends, and distributions remaining in effect.

The Plan is administered by the Bank. Capital Bank and Trust Company is the trustee of the Plan. American Funds serves as the Plan custodian.

Contributions

The Plan permits eligible employees to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS). Employee rollover contributions are also permitted. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions.

The Bank makes safe harbor matching contributions of 100% of employees’ salary deferral amounts on the first 3% of employees’ compensation, and 50% of employees’ salary deferral amounts on the next 2% of employees’ compensation. The Bank also makes profit-sharing contributions. Bank profit-sharing contributions are discretionary as determined by the Bank’s Board of Directors. Contributions are subject to certain limitations. Forfeitures are used to reduce Bank contributions.

Participant Investment Account Options

Investment account options available include various funds and common stock of the Company. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

5

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2025 and 2024

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, and plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Bank matching contributions and ESOP source contributions are vested at a rate of 20% per year of service beginning with completion of the second year of service. A participant becomes fully vested with completion of their sixth year of service. The non-vested balance is forfeited upon termination of service. Forfeitures are used to reduce Bank contributions.

Payment of Benefits

Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In the event of death, the participant’s account becomes fully vested and is paid to the designated beneficiary. Distributions under the Plan are payable in a lump sum or through installments. Payments through installments are only available to Participants with a vested account balance in excess of $5,000 who terminate at normal retirement age or later. At June 30, 2025 and 2024, Plan assets included no amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but which had not yet been paid.

Forfeited Accounts

At June 30, 2025 and 2024, forfeited non-vested accounts totaled $62,488 and $38,567, respectively. These accounts will be used to reduce future Bank contributions. Also, in 2025, employer contributions were reduced by $45,391 from forfeited non-vested accounts.

Notes Receivable from Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. The minimum amount of a loan shall be $1,000. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years. Loans are repaid through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is fixed for the term of the loan at a rate one percentage point above the Wall Street Journal’s published prime rate of interest on the first day of the month in which the loan was made.

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2025 and 2024

Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Quoted market prices, if available, are used to value investments. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Mutual funds and the money market fund are valued at the net asset value (NAV) of shares held by the plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Plan Tax Status

The Plan operates under a non-standardized adoption agreement in connection with a pre-approved defined contribution plan document sponsored by Capital Group Retirement Plan Services. This pre-approved plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2025 and 2024

currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified, and the related trust was tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Bank or the Plan, at the Bank’s discretion.

Contributions

Contributions from Plan participants and the safe harbor matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.

Note 3: Related-Party and Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan allows participants to invest their account balances in shares of the Company. The number of shares of common stock held by the Plan at June 30, 2025 and 2024 was 417,574 shares and 411,674 shares, respectively, and the Plan received dividends of $377,932 during the year ended June 30, 2025.

The plan incurs expenses related to general administrative and record keeping. The Company pays certain administrative expenses and accounting and auditing fees relating to the Plan and provides certain administrative services at no cost to the plan.

Note 4:Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2025 and 2024

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and significant to the fair value of the assets

Recurring Measurements

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at June 30, 2025 and 2024:

	June 30, 2025
	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Company security	$22,874,722	$22,874,722	$—	$—
Mutual funds	44,494,883	44,494,883	—	—
Money market fund	2,163,753	2,163,753	—	—
	$69,533,358	$69,533,358	$—	$—

	June 30, 2024
	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Company security	$18,529,431	$18,529,431	$—	$—
Mutual funds	36,923,067	36,923,067	—	—
Money market fund	1,488,315	1,488,315	—	—
	$56,940,813	$56,940,813	$—	$—

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2025 and 2024

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended June 30, 2025. In addition, the Plan had no assets measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.

Note 5:Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2025 and 2024, to Form 5500:

	2025	2024

Net assets available for benefits per the financial statements	$72,158,514	$58,848,505
Less: Employer's contributions receivable	1,748,566	1,269,919

Net assets available for benefits per Form 5500	$70,409,948	$57,578,586

The following is a reconciliation of contributions per the financial statements for the year ended June 30, 2025, to Form 5500:

2025

Contributions per the financial statements	$5,368,375
Add: Employer's contributions receivable at June 30, 2024	1,269,919
Less: Employer's contributions receivable at June 30, 2025	(1,748,566)

Contributions per Form 5500	$4,889,728

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2025 and 2024

Note 6:Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances, and the amounts reported in the statements of net assets available for benefits.

Note 7:Subsequent Events

Effective September 16, 2025, the Plan was amended and restated with Fidelity Management Trust Company (Fidelity) appointed as the new trustee of the Plan. Plan assets transferred to Fidelity were from funds comparable to those offered by Capital Bank and Trust Company. The conversion initiated a “Black Out” period beginning September 8, 2025, and continued through October 14, 2025. During this period, funds could not be withdrawn from the Plan until Fidelity had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions, and the contributions were transferred to Fidelity and invested in funds as requested by each participant.

Concurrent with the transition to Fidelity, the Plan was amended, and the following provisions were changed. The eligibility requirement was lowered from one year of employment and 1,000 hours of service to two months of employment with no minimum hours of service. This change is for all contribution sources except profit-sharing. New hires after August 1, 2025, will be automatically enrolled in the Plan at a deferral rate of 3%. Deferral rates and investment choices can be adjusted at any time. Participant loans for the purchase of a principal residence can now be repayable over a period not to exceed 10 years.

Supplemental Schedule

12

Southern Bank 401(k) Retirement Plan

EIN 43-0462350 PN001

Schedule H, Line 4i – Schedule of Assets (held at end of year)

June 30, 2025

	Investment Type and Issuer	Description of Investment		Current Value
*	American Funds Money Market Fund	2,163,753	shares	$2,163,753

	Mutual Funds
*	American Funds Bond Fund of America R4	69,499	shares	789,511
*	American Funds Intermediate Bond Fund of America R4	40,401	shares	512,291
*	American Funds Income Fund of America R4	32,958	shares	875,683
	Franklin Income Fund A	96,410	shares	232,349
*	American Funds American Balanced Fund R4	44,515	shares	1,629,692
	Invesco Comstock A	14,200	shares	432,964
*	American Funds Fundamental Investors R4	23,456	shares	2,054,053
*	American Funds Investment Company of America R4	59,554	shares	3,733,460
	Ishares S&P 500 Index A	1,045	shares	758,653
*	American Funds Growth Fund of America R4	56,926	shares	4,618,961
*	American Funds New Perspective Fund R4	25,060	shares	1,714,615
*	American Funds New World Fund R4	10,467	shares	924,172
	Fidelity Advisor Growth Opportunities A	5,764	shares	1,113,100
	Fidelity Advisor Financials A	3,365	shares	127,091
	Fidelity Advisor Technology A	5,924	shares	757,126
	Putnam Large Cap Growth A	14,058	shares	1,021,564
	Putnam Small Cap Growth Fund A	19,396	shares	1,452,187
	Victory Sycamore Established Value A	40,313	shares	1,828,609
	Invesco Small Cap Value A	8,335	shares	196,288
*	American Funds 2010 Target Date Fund R4	18,615	shares	231,388
*	American Funds 2015 Target Date Fund R4	11,900	shares	156,126
*	American Funds 2020 Target Date Fund R4	48,846	shares	705,339
*	American Funds 2025 Target Date Fund R4	65,791	shares	1,070,427
*	American Funds 2030 Target Date Fund R4	159,536	shares	2,970,559
*	American Funds 2035 Target Date Fund R4	208,855	shares	4,304,496
*	American Funds 2040 Target Date Fund R4	138,574	shares	3,109,608
*	American Funds 2045 Target Date Fund R4	97,659	shares	2,265,697
*	American Funds 2050 Target Date Fund R4	92,975	shares	2,125,416
*	American Funds 2055 Target Date Fund R4	55,265	shares	1,591,089
*	American Funds 2060 Target Date Fund R4	39,483	shares	775,058
*	American Funds 2065 Target Date Fund R4	21,468	shares	412,398
*	American Funds 2070 Target Date Fund R4	409	shares	4,913
	Subtotal - Mutual Funds			44,494,883

*	Southern Missouri Bancorp, Inc. Common Stock (SMBC)	417,574	shares	22,874,722

		Various maturity dates through 2030
*	Notes Receivable from Participants	interest rates from 4.25% to 9.50%		876,590
				$70,409,948
	* Party-in-interest

13

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN BANK 401(k) RETIREMENT PLAN

By:Southern Bank, as Plan Administrator

Date: December 10, 2025By: /s/ Matt Funke

Name:Matt Funke

Title:President/CEO